EXHIBIT 99.1
                                                                    ------------

August 7, 2001
VIA FACSIMILE

Mr. Michael J. Downey
Chairman
Asia Pacific Fund, Inc.
190 Linden Oaks Drive
Rochester, NY  14625

Dear Mr. Downey,

Further to my letter of July 30th and our conversation this morning, we have decided to vote as follows:

RESOLUTION 1:  AGAINST ALL DIRECTORS.

The reason for this is that they are either, employees of the Manager, individuals with an ongoing financial link to the Fund, or they sit on more than one Baring fund Board. Our opinion is that to varying degrees they are connected, therefore unlikely to be impartial and able to act in the best interest of shareholders.

RESOLUTION 2:  AGAINST TERMINATION OF THE INVESTMENT MANAGEMENT AGREEMENT.

The reason for this is that it is the responsibility of The Board, not the manager, to act in the best interest of Shareholders. We do not believe that on this occasion it would be correct to penalize Barings in the way suggested in the Resolution.

RESOLUTION 3: FOR ANNUAL CONTINUANCE OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT.

The reason for this is that the Shareholders own the Fund, they appoint the Board to carry out their wishes. If they, however, believe that the Directors are not impartial, then Shareholders will need to feel that they retain the level of protection that would be provided by an annual vote of Shareholders confirming Baring Asset Management as the Manager of the Fund.

I have enclosed a further copy of our January 2001 Statement on Corporate Governance and Voting Policy for Closed-End Funds. We sent seven copies of this document to APB at the beginning of February this year. This is the document we use in determining our stance on issues of this type.
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As I mentioned on the telephone, regarding the termination of the investment management contract, I believe that Analytical Asset Management might have been acting in a way that showed their frustration. Conceivably, they had surmised that the Board was unlikely to act in the best interest of Shareholders and could only express their views through a vote to terminate the contract.

In our opinion, the APB Board is now on notice. In the past, The Board has shown itself adept at increasing the size of this Fund. That was presumably when Asia was considered attractive by Shareholders and when the shares were trading at a premium, or close to NAV per share. Now the shares are, and have for some time, traded at a large, and persistent, discount to their NAV per share.

In the City Of London Fund Managers' collective opinion, the Board should announce a tender that would reduce the Share Capital close to its original size at launch. This would address one of the major problems of the sector which is over supply. In addition, it would prove that a Board with a large percentage of connected parties is able to act in the best interest of all Shareholders and not announce substantial increases in share capital at the time of each rights offering and minor buy backs when the shares were trading at a large discount to their underlying NAV.

To recap, I believe the following figures are relevant. In 1987, 8,650,000 shares were issued. There were rights offerings of 2,235,000 and 2,802,000 shares in 1Q & 4Q of 1993 respectively. There was a further rights offering of 4,725,097 shares in 1995. By the year end 1996 the total outstanding share capital had increased to 18,903,279 including shares issued pursuant to the companies dividend reinvestment plan.

As at September 2000, after a buy back, the number of shares outstanding was 18,229,333. Whilst another 15% of the Funds shares (2,731,280) were tendered for, towards the end of last year, which reduced this total, you will be well aware that 8,413,664 shares were tendered according to the companies announcement of December 19th 2000. 8,413,664 is in our opinion the figure that the Board should focus upon. This figure is almost precisely the increase in the share capital subsequent to the promotion of the original Prospectus at NAV in 1987, and is in line with my suggestion of 40% tender at 10% discount to NAV discussed at our meeting on 26th July.

I hope that you find this statement of our position helpful. We await the Board's deliberations in September prior to determining our next course of action.

Yours sincerely,


--------------------------
Barry M. Olliff
CIO/Managing Director
City of London Investment Management Limited